Investor Relations Contacts:             Corporate Contact:


KCSA Worldwide                           Yochi Eisner
Lee Roth / Marybeth Csaby                Director, Proposals and Marcom
212-896-1209 / 212-896-1236              TTI Telecom
lroth@kcsa.com / mcsaby@kcsa.com         info@tti-telecom.com
                                         www.tti-telecom.com
                                         Tel: +972-3-926-9700
                                         Fax: +972-3-922-1249


                TTI Telecom Announces 2007 Annual General Meeting

Petach Tikva, Israel, November 14, 2007 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), ("TTI Telecom'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced that its Annual General Meeting of Shareholders will be held on Thursday, December 20, 2007 at 5:00 p.m. Israel time, at the offices of the Company, 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel. The record date for the meeting is November 19, 2007. TTI Telecom will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. TTI Telecom will also file the proxy statement with the Securities and Exchange Commission (SEC) in the next few days.

         The agenda of the meeting is as follows:

                  (1) To re-appoint Kost, Forer, Gabbay & Kasierer as the Company's independent auditors until immediately following the next annual general meeting of shareholders, and to authorize the board of directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so;

                  (2) To re-elect Meir Lipshes, Meir Dvir, Ilan Toker, and Lior Bregman to the Company's board of directors;

                  (3) To approve a directors and officers liability insurance policy, and to approve its future renewal or extension, or the purchase of another directors and officers liability insurance policy that will meet specified conditions;

                  (4) To consider the financial statements of the Company for the year ended December 31, 2006; and

                  (5) To transact such other business as may properly come before the meeting or any adjournment thereof.

Items 1 through 3 require the approval of a simple majority of the shares voted on the matter. Item 4 does not require a vote by the shareholders.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.



Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.